**PROMETHEUM EMBER ATS, INC.**

**ANNUAL AUDITED STATEMENT OF FINANCIAL CONDITION**
**FORM X-17A-5**
**PART III**

**SEC FILE NO. 8-70624**

**YEAR ENDED DECEMBER 31, 2023**

**AND**
**REPORT OF INDEPENDENT REGISTERED PUBLIC**
**ACCOUNTING FIRM**

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| SEC FILE NUMBER |
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| 8-70624 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prometheum Ember ATS Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Wall Street, 25th Floor
(No. and Street)

| New York | N.Y. | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Paul Gonoud | 212-333-3315 | pgonoud@emberats.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

| 66 Hudson Blvd E, Suite 2200 | New York | NY | 10001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 22, 2003 | 23 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Paul Gonoud, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prometheum Ember ATS Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WENDY RABINER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01RA6311420
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES

Signature:

Title: FINOP

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PROMETHEUM EMBER ATS, INC.

INDEX TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023



## Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Prometheum EMBER ATS, Inc

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Prometheum EMBER ATS, Inc. (the Company) as of December 31, 2023, the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2022.

New York, New York
March 8, 2024

**PROMETHEUM EMBER ATS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2023**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 468,118 |
| Prepaid expenses | | 38,640 |
| Total assets | $ | 506,758 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 70,952 |
| Total liabilities | | 70,952 |
| Commitments and contingencies | | |
| Shareholder's equity | | |
| Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding | | - |
| Additional paid-in capital | | 5,122,141 |
| Accumulated deficit | | (4,686,335) |
| Total shareholder's equity | | 435,806 |
| Total liabilities and shareholder's equity | $ | 506,758 |

See accompanying notes to statement of financial condition.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prometheum Ember ATS, Inc. ("PEATS" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). PEATS was formed as a New York State Corporation on February 27, 2018. PEATS was admitted as a member of FINRA on July 16, 2021. PEATS only activity from inception to admittance by FINRA was to prepare for FINRA membership and develop its business strategy.

PEATS business activity will consist of retailing equity and corporate debt digital asset securities. PEATS, will act as an alternative trading system, and to retail digital asset securities.

The Company is a wholly owned subsidiary of Prometheum, Inc. ("Parent").

## NOTE 2 – UNCERTAINTY AND LIQUIDITY

The Company has incurred significant losses since inception and has not begun to generate revenues, which are conditions that raise substantial doubt about an entity's ability to continue as a going concern. However, the Company anticipates onboarding customers and beginning trading operations during 2024. Until the Company becomes profitable, the Parent, and its owners, have the ability and intent to continue to fund the Company's losses for a period of time of one year from the date of the financial statements.

## NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. GAAP.  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition during the reported period.  Management bases its estimates on certain assumptions which it believes are reasonable in the circumstances and does not believe that any change in those assumptions would have a significant effect on the statement of financial condition.  Actual results could differ from those estimates.

### Income Taxes

The Company is included in the consolidated Federal, New York State and New York City tax returns with its Parent. The Company has a loss carryforward of approximately $4,686,000.  At an estimated Federal, New York State, and New York City effective tax rate of 33%, there is a carryforward benefit of approximately $1,546,000. The Company has reserved 100% against this benefit, as it is uncertain as to when or if it will be realized.

The Company recognizes and measures it unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2023 the Company did not hold any cash equivalents.

Concentrations of Credit Risk

The Company maintains all its cash with one financial institution, which at times, may exceed federally insured limits. This account is insured by the Federal Deposit Insurance Company subject to certain limitations. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company operates pursuant to an expense sharing agreement ("ESA") entered into with the Parent. Pursuant to that agreement, certain expenses paid by the Parent, which benefit the Company, are charged to the Company, and reflected in the accounts of the Company. Expenditures by the Parent which are recorded in the accounts of PEATS pursuant to the ESA are settled by a simultaneous non-cash capital contribution by the Parent.

Amounts recorded in the accompanying statement of financial condition for the year ended December 31, 2023 under the ESA amounted to $2,091,264. This amount was settled with a simultaneous non-cash capital contribution.

NOTE 5 – NET CAPITAL REQUIREMENTS AND EXEMPTION FROM SEC RULE 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was $397,166, which was $147,166 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.18 to 1.

The Company has no possession or control obligations under 17 C.F.R. §240.15c3-3(b) or reserve deposit obligations under 17 C.F.R. §240.15c3-3(e), as it places reliance on footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, as its business is limited to:

- retailing corporate equity securities over the counter,
- selling corporate debt securities, and
- acting as an alternative trading system, operating in accordance with the SEC no action letter issued September 25, 2020, "ATS Role in the Settlement of Digital Asset Security Trades".

NOTE 6 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company has an ESA with the Parent. In addition, the Company leases office space from an entity associated with members of the Parent's Board of Directors and a minority stockholder (Note 7).

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leases office space, pursuant to a short term lease, for $7,000 per month from a related party (Note 6). The Company has classified this lease as an operating lease.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 8, 2024, the date these financial statements were available to be issued, for inclusion in the financial statements.